UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

 Petrobras approves election of CEO

—

Rio de Janeiro, January 26, 2023 - Petróleo Brasileiro S.A. - Petrobras informs that its Board of Directors, in a meeting held today, unanimously, appointed Mr. Jean Paul Terra Prates as Petrobras' Director, until the next General Shareholders' Meeting and elected him as the company's CEO, the latter with a mandate until 04/13/2023, the same term of office of the other members of Petrobras' Executive Board. Mr. Jean Paul Terra Prates took office in both positions on this date.

Jean Paul Terra Prates is 54 years old, he is a lawyer, graduated from the Universidade do Estado do Rio de Janeiro (UERJ), with a Master's in Economics and Management of Oil, Gas and Engines from the French Petroleum Institute (IFP School) and a Master's in Energy Policy and Environmental Management from the University of Pennsylvania.

He was a member of the legal counsel of Petrobras International S.A. - Braspetro, editor of the Oil & Gas Journal Latinoamericana and Executive Director of Expetro Consultoria em Recursos Naturais Ltda., the largest national oil consultancy during the 1990s and 2000s, when he coordinated projects for several public and private companies, national and international, union and sector entities, and advised governments, regulatory agencies and parliamentarians in all areas of the energy sector.

As Energy Secretary of the Rio Grande do Norte State Government he led the state to energy self-sufficiency and national leadership in wind power generation, besides having consolidated a refinery and gas and biomass thermoelectric plants in the state and built bases for solar and offshore wind power projects.

As Senator of the Republic for Rio Grande do Norte between 2019 and 2023, among other relevant positions, he was a member of the college of leaders, and Leader in the Senate and in the National Congress. He was President of the Parliamentary Front for Natural Resources and Energy and of the Brazil-Arab Countries Parliamentary Group. He was a member of several Senate committees, such as the Committee of Economic Affairs, the Committee of Services and Infrastructure and the Committee of Science and Technology. Jean Paul Prates was also the author of important legal frameworks involving energy transition and sustainable practices, such as the law regulating carbon capture and storage activities and the offshore energy law. In addition, he served as rapporteur of the Legal Framework for Railroads, the new laws on the production of biogas in landfills, and the new law on sustainable urban mobility.

He was recently recognized as one of the three most influential people in the renewable energy sector in Brazil, and one of the 50 most important personalities in the world energy sector, by the two main international energy magazines - Recharge (European) and WindPower (American). He was also elected one of the 25 most influential in the world wind industry by Windpower magazine.

www.petrobras.com.br/ri

Para mais informações:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Relações com Investidores

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

Este documento pode conter previsões segundo o significado da Seção 27A da Lei de Valores Mobiliários de 1933, conforme alterada (Lei de Valores Mobiliários) e Seção 21E da lei de Negociação de Valores Mobiliários de 1934 conforme alterada (Lei de Negociação) que refletem apenas expectativas dos administradores da Companhia. Os termos: “antecipa”, “acredita”, “espera”, “prevê”, “pretende”, “planeja”, “projeta”, “objetiva”, “deverá”, bem como outros termos similares, visam a identificar tais previsões, as quais, evidentemente, envolvem riscos ou incertezas, previstos ou não, pela Companhia. Portanto, os resultados futuros das operações da Companhia podem diferir das atuais expectativas, e, o leitor não deve se basear exclusivamente nas informações aqui contidas.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 26, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer